                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                         ______________________________


                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. ___)/1/


                          Dominion Bridge Corporation
--------------------------------------------------------------------------------
                                (Name of issuer)

                    Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   0002571921
--------------------------------------------------------------------------------
                                 (CUSIP number)

                              Michel L. Marengere
                500 Rue Notre Dame, Lachine, Quebec, Canada H8S 2B2
--------------------------------------------------------------------------------
                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                              September 30, 1993
--------------------------------------------------------------------------------
            (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


     Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 6 Pages)




----------------------
  /1/    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 0002571921    13D                                                     Page 2 of 6 Pages
----------------------                                   ---------------------------------------------

1                            NAME OF REPORTING PERSONS
                             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                             Michel L. Marengere
-------------------------------------------------------------------------------------------------------
2                            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                                              (b) [ ]
-------------------------------------------------------------------------------------------------------
3                            SEC USE ONLY
-------------------------------------------------------------------------------------------------------
4                            SOURCE OF FUNDS*

                             OO
-------------------------------------------------------------------------------------------------------
5                            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                             PURSUANT TO ITEM 2(d) or 2(e)                                        [ ]
-------------------------------------------------------------------------------------------------------
6                            CITIZENSHIP OR PLACE OF ORGANIZATION

                             Canada
-------------------------------------------------------------------------------------------------------
                         7                  SOLE VOTING POWER
         NUMBER OF
          SHARES                            825,000 shares of Common Stock
                        -------------------------------------------------------------------------------
       BENEFICIALLY      8                  SHARED VOTING POWER
         OWNED BY
                                            1,659,792 shares of Common Stock
           EACH         -------------------------------------------------------------------------------
         REPORTING       9                  SOLE DISPOSITIVE POWER
        PERSON WITH
                                            825,000 shares of Common Stock
                        -------------------------------------------------------------------------------
                         10                SHARED DISPOSITIVE POWER

                                           1,659,792 shares of Common Stock
                        -------------------------------------------------------------------------------
11                           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                             2,484,792 shares of the Common Stock
-------------------------------------------------------------------------------------------------------
12                           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                             SHARES*                                                              [ ]
-------------------------------------------------------------------------------------------------------
13                           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                             8.6%
-------------------------------------------------------------------------------------------------------
14                           TYPE OF REPORTING PERSON*
                             IN
-------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 0002571921                          13D                              Page 3 of 6 Pages
----------------------                                              -----------------------------------

1                            NAME OF REPORTING PERSONS
                             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                             Fidutech Technologies, Inc.
-------------------------------------------------------------------------------------------------------
2                            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                                              (b) [ ]
-------------------------------------------------------------------------------------------------------
3                            SEC USE ONLY
-------------------------------------------------------------------------------------------------------
4                            SOURCE OF FUNDS*

                             OO
-------------------------------------------------------------------------------------------------------
5                            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                             PURSUANT TO ITEM 2(d) or 2(e)                                        [ ]
-------------------------------------------------------------------------------------------------------
6                            CITIZENSHIP OR PLACE OF ORGANIZATION

                             Canada
-------------------------------------------------------------------------------------------------------
                         7                  SOLE VOTING POWER
         NUMBER OF
          SHARES                            0
                        -------------------------------------------------------------------------------
       BENEFICIALLY      8                  SHARED VOTING POWER
         OWNED BY
                                            1,659,792 shares of Common Stock
           EACH         -------------------------------------------------------------------------------
         REPORTING       9                  SOLE DISPOSITIVE POWER
        PERSON WITH
                                             0
                        -------------------------------------------------------------------------------
                         10                SHARED DISPOSITIVE POWER

                                           1,695,792 shares of Common Stock
                        -------------------------------------------------------------------------------
11                           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                             1,659,792 shares of the Common Stock
-------------------------------------------------------------------------------------------------------
12                           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                             SHARES*                                                              [ ]
-------------------------------------------------------------------------------------------------------
13                           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                             5.7%
-------------------------------------------------------------------------------------------------------
14                           TYPE OF REPORTING PERSON*

                             CO
-------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1:  Security and Issuer.

     This statement relates to the Common Stock of Dominion Bridge Corporation ("Issuer"), $.001 par value per share (the "Common Stock"). The principal executive offices of the Issuer are located at 500 Rue Notre Dame, Lachine, Quebec Canada H8S 2B2.


Item 2:  Identity and Background.

     Michel L. Marengere is an individual and citizen of Canada. Mr. Marengere's business address is 500 Rue Notre Dame, Lachine, Quebec Canada H8S 2B2. Mr. Marengere is currently Chairman and Chief Executive Officer of the Issuer.

     Fidutech Technologies, Inc. ("Fidutech") is a Canadian corporation which acts as a passive investment vehicle. Fidutech's business address is 500 Rue Notre Dame, Lachine, Quebec Canada H8S 2B2. Fidutech's only executive officer and director is Mr. Marengere.

     During the past five years, neither Mr. Marengere nor Fidutech, nor to the best knowledge of Fidutech, any of its executive officers or directors, has been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors) of the type which would require disclosure of the type identified in Item 2(d) of the Schedule 13D.

     During the past five years, neither Mr. Marengere nor Fidutech, nor to the best knowledge of Fidutech, any of its executive officers or directors, has been a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction of the type which would require disclosure of the type identified in Item 2(e) of the Schedule 13D.

Item 3:  Source and Amount of Funds or Other Consideration.

     On June 25, 1993, after filing for bankruptcy the prior year, the Issuer filed with the bankruptcy court an amended plan of reorganization (the "Plan of Reorganization"). The Plan of Reorganization included an agreement (the "Edinov Agreement") between the Issuer and Edinov Corporation, a Canadian corporation, the capital stock of which was publicly traded in Canada ("Edinov"). The Edinov Agreement stipulated that, upon the date of effectiveness of the Plan of Reorganization and pursuant to a Plan of Arrangement under the Business Corporation Act of Canada, the Issuer would issue shares of its Common Stock to the shareholders of Edinov in exchange for all outstanding shares of Edinov's capital stock. On September 30, 1993, the Plan of Reorganization became effective and Fidutech, as a shareholder of Edinov, received 1,659,792 shares of Common Stock of the Issuer.

     In consideration for services rendered, Mr. Marengere has received, in the aggregate, options to purchase 675,000 shares of Common Stock of the Issuer. Additionally, Mr. Marengere may receive 150,000 shares of Common Stock upon the exercise of 75,000 unit options (each unit consists of one share of Common Stock and one Common Stock purchase warrant) received pursuant to his service agreement.

Item 4:  Purpose of Transaction.

     During the summer of 1997, Mr. Marengere began investigating arrangements through which management could seek to increase its equity ownership in the Issuer, obtain additional capital for the Issuer and expand its influence on the direction of the policies of the Issuer. As the result of these investigations, Mr. Marengere entered into arrangements with Deere Park Equities, L.L.C. and certain other persons on August 19, 1997, which arrangements are reflected in a separate filing on Schedule 13D to be made with the Commission on August 19, 1997.

     The purpose of the shares received by Fidutech was part of the consideration paid to the Edinov shareholders as part of the agreement with the Issuer, entered into concurrently with the plan of reorganization of the Issuer. The shares (options) received by Marengere were in consideration for services rendered and pursuant to his service agreement.

     The securities of the Issuer acquired by Mr. Marengere and Fidutech were originally acquired for investment purposes only. Except as set forth above in this item 4, neither Mr. Marengere nor Fidutech currently have any plans or proposals which would result in any of the actions described in Item 4(a)-(j) of the Schedule 13D.

                                                                     Page 5 of 6
Item 5:  Interest in Securities of the Issuer.

(a) As previously disclosed in the issuer's proxy statement filed with the Securities and Exchange Commission, on the date hereof, Mr. Marengere and Fidutech beneficially own the following number of shares of Common Stock:

                          No. of Shares        Percent of Common
       Beneficial Owner  of Common Stock  Stock Beneficially Owned(*)
       ----------------  ---------------  ---------------------------
          Marengere       2,484,792/(1)/             8.6%
           Fidutech       1,659,792/(1)/             5.7%

________________________________________
*Based upon an aggregate of 29,052,648 shares of Common Stock of the Issuer issued and outstanding (as set forth in the Issuer's 10-Q as filed with the Securities and Exchange Commission on August 14, 1997).


(1) Includes the 1,659,792 shares held by Fidutech over which Mr. Marengere shares voting and dispositive power.

     (b) Mr. Marengere has sole voting and dispositive power for 825,000 shares of Common Stock and shared voting and dispositive power for 1,659,792 shares of Common Stock. Fidutech has shared voting and dispositive power for 1,659,792 shares of Common Stock.

     (c)  Not applicable.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, the Common Stock beneficially owned by Mr. Marengere.

          Rene Amyot has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the Common stock beneficially owned by Fidutech.

     (e)  Not applicable.


Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     See Item 4.


Item 7:  Material to be Filed as Exhibits.

     Not applicable.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.


Date:  August 19, 1997              /s/ Michel L. Marengere
       -------------------------    --------------------------------------
                                        Michel L. Marengere


                                    FIDUTECH TECHNOLOGIES, INC.

                               By:  /s/ Michel L. Marengere
                                    ---------------------------------------
                                        Michel L. Marengere, President